

VIA FACSIMILE AND U.S. MAIL

August 17, 2007

Beverly Eichel
Chief Financial Officer
Hirsch International Corp.
50 Engineers Road
Hauppauge, New York 11788

> **RE:** **Hirsch International Corp.**
> **Form 10-K for the Eleven Months Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 0-23434**

Dear Ms. Eichel:

We have reviewed your letter dated July 13, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2006

Financial Statements

Consolidated Statement of Operations, page F-5

1. We have read your response to comment five from our letter dated June 29, 2007. You indicate that you will revise your statement of operations to classify your transaction costs in operating income in future filings. Given that you propose to reclassify your transaction costs in future filings, please provide us with your materiality analysis that supports your conclusion that the decrease in operating income is not material to the year ended January 28, 2006. Please tell us how you

determined that it was appropriate to make this reclassification on a prospective basis.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief